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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)*

                       3CI COMPLETE COMPLIANCE CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   88553J-10-4
                                 (CUSIP Number)

                               Mr. Mark C. Miller
                      President and Chief Executive Officer
                                Stericycle, Inc.
                            21861 North Keith Drive
                          Lake Forest, Illinois 60045
                                 (847) 367-5910
            (Name, Address and Telephone Number of Person Authorized
                     To Receive Notices and Communications)

                                November 11, 2005
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(h), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for purposes of section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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                              CUSIP NO. 88553J-10-4


(1)  Name of reporting person                                   Stericycle, Inc.
     IRS identification nos. of above persons                   36-3640402

(2)  Check the appropriate box if a member of a group           (a)  [ x ]
                                                                (b)  [   ]

(3)  SEC use only

(4)  Source of funds                                            n/a

(5)  Check if disclosure of legal proceedings is required
     pursuant to Items 2(d) or 2(e)                             [   ]

(6)  Citizenship or place or organization                       Delaware

     Number of shares beneficially owned by each reporting
     person with:
     (7)  Sole voting power                                     6,578,504
     (8)  Shared voting power                                   0
     (9)  Sole dispositive power                                6,578,504
     (10) Shared dispositive power                              0

(11) Aggregate amount beneficially owned by each reporting
     person                                                     6,578,504

(12) Check if the aggregate amount in Row (11) excludes
     certain shares                                             [   ]

(13) Percent of class represented by amount in Row (11)         67.5%

(14) Type of reporting person                                   CO



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         This statement amends the statement on Schedule 13D dated October 8,
1998 that Stericycle, Inc. ("Stericycle") filed on October 13, 1998, as amended by Amendment No. 1 to Schedule 13D dated May 1, 2002 that Stericycle filed on May 9, 2002 and Amendment No. 2 to Schedule 13D dated December 18, 2002 that Stericycle filed on January 6, 2003 (as amended, the "Schedule 13D").

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 of the Schedule 13D is amended to add the following:

         Stericycle, Inc. has entered into a preliminary settlement, dated November 11, 2005, to resolve class action litigation by the minority shareholders of the Stericycle's majority-owned subsidiary, 3CI Complete Compliance Corporation ("3CI"), in which 3CI has joined with the class as a plaintiff. This litigation is pending in state court in Louisiana (Robb, et al.
v. Stericycle, Inc., et al., First Judicial District Court, Caddo Parish, Louisiana [No. 467704-A]) (the "Louisiana Litigation").

         Under the terms of the preliminary settlement, Stericycle has agreed to pay a total of $32,500,000 in cash to a trust fund to be established by a claims administrator approved by the court for the purpose of (i) settling all claims in the Louisiana Litigation and in related litigation in state court in Texas (3CI Complete Compliance Corporation v. Waste Systems, Inc., et al., 269th Judicial District, Harris County, Texas [No. 2003-46899]), (ii) canceling or otherwise acquiring all of the shares of 3CI common stock held by members of the plaintiff class and (iii) paying court-approved administrative expenses and legal fees.

         The parties to the preliminary settlement intend that, as a condition to the settlement, Stericycle will acquire sufficient shares of 3CI common stock so that, with the shares that Stericycle and its wholly-owned subsidiary, Waste Systems, Inc., already own, Stericycle will own 90% or more of 3CI's outstanding common stock.

         Stericycle's ownership of 90% or more of 3CI's outstanding common stock would enable Stericycle to acquire the balance of the outstanding 3CI common stock through a "short-form" merger under Delaware law. If Stericycle obtains ownership of 90% or more of 3CI's outstanding common stock pursuant to the settlement, Stericycle intends to conduct such a "short-form" merger at the earliest practicable time thereafter as Stericycle determines.

         The preliminary settlement has been approved by Stericycle's board of directors and will be incorporated in a definitive settlement agreement and submitted for approval to the court in the Louisiana Litigation.


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                                    SIGNATURE

         After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

         Dated:  November 22, 2005.

                                        STERICYCLE, INC.

                                        By       /s/ MARK C. MILLER
                                           -------------------------------------
                                                     Mark C. Miller
                                           President and Chief Executive Officer




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